DB

SECU 19008025

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 01 2019
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Siebert Cisneros Shank & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall St., 18th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Ave. Floor 3	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Suzanne Shank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Siebert Cisneros Shank & Co., LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairperson & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIEBERT CISNEROS SHANK & CO., L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Siebert Cisneros Shank & Co., LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Siebert Cisneros Shank & Co., LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2018.

New York, New York
February 28, 2019

SIEBERT CISNEROS SHANK & CO., L.L.C.
Statement of Financial Condition
December 31, 2018

ASSETS	
Cash and cash equivalents	$ 22,740,543
Accounts receivable	875,744
Goodwill – Note B	1,001,000
Furniture, equipment and leasehold improvements, net	897,537
Other assets	1,218,289
	$ 26,733,113
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 3,647,451
Due to clearing Broker	177,196
Subordinated Loan	5,000,000
Deferred rent	1,233,939
Total liabilities	10,038,709
Commitments and contingencies – Note G	
MEMBER'S CAPITAL	16,694,404
	$ 26,733,113

See Notes to Statement of Financial Condition

NOTE A – BUSINESS ORGANIZATION

Siebert Cisneros Shank & Co., L.L.C. ("SCS" or the "Company") formerly known as Siebert Brandford Shank & Co., L.L.C. ("SBS") engages in the business of municipal and corporate bond underwriting, equity underwriting, sales and trading activities. The Company qualifies as a Minority and Women Owned Business Enterprise in certain municipalities and with other third party certifying agencies.

NOTE B – BUSINESS ACQUISITION

Siebert Cisneros Shank Financial L.LC. ("SCSF") is SCS' sole member. On November 4, 2014, SBS entered into an Asset Purchase Agreement (the "Purchase Agreement") with Muriel Siebert and Co., Inc. ("Siebert") (a former affiliated entity), pursuant to which Siebert sold substantially all of the assets relating to Siebert's capital markets business to Siebert Brandford Shank Financial L.L.C ("SBSF"), which is now known as SCSF. Pursuant to the Purchase Agreement, SBSF assumed post-closing liabilities relating to the transferred business.

The Purchase Agreement provides for an aggregate purchase price of $3,000,000, payable by SBSF and SCSF after closing in annual installments commencing on March 1, 2016 and continuing on each of March 1, 2017, 2018, 2019 and 2020. The transferred business was contributed by SBSF to, and operated by, SBS. The amount payable on each annual payment date will equal 50% of the net income attributable to the transferred business recognized by SBS and SCS in accordance with generally accepted accounting principles during the fiscal year ending immediately preceding the applicable payment date; provided that, if net income attributable to the transferred business generated prior to the fifth annual payment date is insufficient to pay the remaining balance of the purchase price in full on the fifth annual payment date, then the unpaid amount of the purchase price will be paid in full on March 1, 2021.

Transferred assets of Siebert's capital markets business, consisting of issuer relationships and goodwill, were recorded by SBS at SBSF's cost of the acquired assets. Goodwill, which includes employees of Siebert who transferred to SBS was recorded at $1,001,000, representing the excess of the fair value ($1,820,000) of SBSF's purchase obligation to Siebert over the fair value of the issuer relationships.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash equivalents:

Cash equivalents represent short term, highly liquid investments which are readily convertible to cash and have a maturity of three months or less at time of purchase. Cash equivalents, which are valued at fair value, consist of money market funds which amounted to $22,740,543 at December 31, 2018 (Level 1). The Company maintains its assets with financial institutions, which may at times exceed federally insured limits. Cash equivalent has no restrictions, it is available to the Company on demand. In the event of a financial institution's insolvency, recovery of assets may be limited.

[2] Furniture, equipment and leasehold improvements, net:

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3] Goodwill

Goodwill, which was recorded in connection with the acquisition of the capital markets business (see Note B), is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The impairment test consists of a comparison of the fair value of the reporting unit with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparable. If the carrying amount of the Company's net assets exceeds the fair value of the reporting unit, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over its implied fair value. An impairment test was performed as of December 31, 2018, and indicated no impairment had occurred.

[4] Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

[5] Income taxes:

The Company is not subject to federal income taxes as it is a single member LLC and considered to be a division of SCSF. The members of SCSF are required to include in their income tax returns their respective share of the Company's income or loss. The Company is subject to tax in certain state and local jurisdictions. Deferred taxes are not significant.

[6] Account Receivable:

Underwriting receivables are recorded on a trade basis, as of December31, 2018 all receivables are current. The Company provides an allowance for losses on impaired receivables. A receivable is considered impaired when, based on upon current information, the Company will be unable to collect the full amount on a timely basis. There is no allowance as management believe all amounts are fully collectible.

Note D - Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements consist of the following:

Equipment	$ 1,052,523
Furniture and leasehold improvements	2,695,458
	3,747,983
Less accumulated depreciation and amortization	2,850,446
	$ 897,537

NOTE E – SUBORDINATED BORROWINGS

On December 19, 2018, the Company entered into a temporary subordinated loan agreement with National Financial Services, its clearing broker in the amount of $5,000,000 bearing interest at the rate of federal funds plus 6% and maturing February1, 2019. The proceeds are treated as capital and subject to the risks of our business and approved by FINRA.

NOTE F - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $19,736,255, which was $19,486,255 in excess of its required net capital of $250,000, and its ratio of aggregate indebtedness to net capital was 0.17 to 1. The Company is exempt under Section(k)(2)(ii) of Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

NOTE G - COMMITMENTS AND CONTINGENCIES

(1) As described in Note B, the Company's parent SCSF is indebted to Siebert for a $3,000,000 purchase obligation incurred in connection with the acquisition of Siebert's capital markets business. Such obligation is payable over annual installments commencing on March 1, 2016 and on each March 1, thereafter through 2020 to the extent of 50% of the net income attributable to such business recognizable by the Company during the fiscal year ending immediately preceding the applicable payment date. Accordingly, although the Company has not guaranteed or pledged its assets as collateral for its parent's debt, the Company will be required to use a portion of its cash flows to service SCSF's debt. The annual installment paid March 1, 2018 was $243,486. The annual installment payable on March1, 2019, based on the net income attributable to the capital markets business for the year ended December 31, 2018, amounted to $162,299. At December 31, 2018 the remaining balance was $2,235,667.

(2) The Company rents office space under long-term operating leases expiring through 2026. These leases call for base rent plus escalations for property taxes and other operating expenses. Future minimum base rent under these operating leases are as follows:

Year	Amount
2019	$ 1,435,000
2020	1,511,000
2021	1,493,000
2022	1,233,000
2023	1,260,000
Thereafter	3,054,000
	$ 9,986,000

The Company purchased leasehold improvements of approximately $1,020,000 in prior years, which were reimbursed by the landlord. The Company recorded such reimbursements as a credit to deferred rent liability, which is being recognized as a reduction of rental expense on a straight-line basis over the term of the lease.

3) In February 2016, the FASB issued ASU 2016-02, "Leases – (Topic842)" that requires for leases longer than one year, a lessee recognize in the financial statements a right-of use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The company adopted the standard effective January 1, 2019 applying the modified retrospective approach. As of January 1, 2019, the company has a right to use asset of $7.5 million and a corresponding liability of $8.2 million. Our leases have a remaining lease term of 1 to 8 years, some of which include options to renew for 5 years, and some of which have no renewal option.